Exhibit 99.B(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ING Partners, Inc.

We consent to the references to our firm under the heading “Independent Registered Public Accounting Firm” in the Statements of Additional Information for ING Index Solution 2055 Portfolio and ING Solution 2055 Portfolio, each a series of ING Partners, Inc.

/s/ KPMG

Boston, Massachusetts

December 3, 2009